[redacted]

13013494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **TTBD, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza, Suite 1000
(No. and Street)

Chicago (City) **Illinois** (State) **60606** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Glendinning **312-268-1615**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive (Address) **Chicago** (City) **Illinois** (State) **60606** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Brent E. Glendinning, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TTBD, LLC as of and for the year ended December 31, 2012, are true and correct. I further swear (or affirm) that neither TTBD, LLC nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Principal / LLC

Title

Notary Public

"OFFICIAL SEAL"
MARC H. NOBUHATA
NOTARY PUB[illegible] OF ILLINOIS
MY COMMIS[illegible] EXPIRES 3/29/2015

Deloitte.

Section
MAR - 1 2013
Washington DC
402

TTBD, LLC

(SEC I.D. No. 8-67667)

Financial Statement as of December 31, 2012, and Independent Auditors' Report and Supplemental Report on Internal Control Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC Document

TTBD, LLC

(SEC I.D. No. 8-67667)

Financial Statement as of December 31, 2012, and Independent Auditors' Report and Supplemental Report on Internal Control Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC Document

TTBD, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
TTBD, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of TTBD, LLC (the "Company"), a wholly owned subsidiary of Trading Technologies International, Inc., as of December 31, 2012, and the related notes (the "financial statement") that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair preparation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TTBD, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2013

TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS

CASH	$ 52,932
ACCOUNTS RECEIVABLE	7,354
PREPAIDS AND DEPOSITS	1,974
TOTAL	$ 62,260

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 1,504
Related party payable to Trading Technologies International, Inc.	25,186
Total liabilities	26,690
SHAREHOLDER'S EQUITY:	
Membership interest	164,000
Accumulated deficit	(128,430)
Total shareholder's equity	35,570
TOTAL	$ 62,260

See notes to statement of financial condition.

1. GENERAL

Basis of Presentation — The accompanying statement of financial condition of TTBD, LLC (the "Company" or TTBD), a limited liability company and securities broker-dealer, has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). TTBD is a wholly owned subsidiary of TT Securities Group, LLC (TTSG). TTSG is a wholly owned subsidiary of Trading Technologies International, Inc. (TTI).

Nature of Operations — The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). FINRA was created through the consolidation of the member firm regulatory functions of the National Association of Securities Dealers and the New York Stock Exchange.

The Company licenses software and patents on a transactional fee basis for customers trading securities. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee-based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America, Europe, Canada, Asia, and Australia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and disclosures in the accompanying notes. Actual results could differ from those estimates.

Contingencies — In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censure, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statement; however, the Company is unable to predict the outcome of these matters.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2012, the Company had net capital, as defined under the Rule, of $26,242, which was $21,242 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 102% of its net capital.

4. INCOME TAXES

The Company currently joins TTI and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return. As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code. The Company had no liability for unrecognized tax benefits at December 31, 2012, and there was no activity related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

5. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement dated January 19, 2012, with TTI (which superseded a previous expense sharing agreement dated June 23, 2008) whereby TTI has agreed to be solely responsible for certain general and administrative expenses of the Company, and as such, TTI will be paid $2,640 per month by the Company for being responsible for such expenses. The related party payable of $25,186 due to TTI related to this agreement and other expenses paid by TTI on behalf of the Company is recorded in the Company's statement of financial condition as of December 31, 2012.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the issuance of this financial statement and determined that there have been no events that management believes requires adjustment to the Company's statement of financial condition or any events that would require disclosure in the Notes to the statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 28, 2013

To the Board of Directors and Shareholder of
TTBD, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of TTBD, LLC (the "Company") as of and for the year ended December 31, 2012 (on which we issued our report dated February 28, 2013 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2012, and this report does not affect our report thereon dated February 28, 2013. Financial statement review controls did not operate effectively in order to identify misstatements that were material to the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives, other than the condition described in the immediately preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Member of
Deloitte Touche Tohmatsu Limited